FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Initial Filing


     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.       Lessee public-utility company.1

         (1)      GGR-Gas Infrasstructuur B.V.
                  Postbus 149,
                  4000 AC Tiel, The Netherlands

         (2)      GGR-Gas Infrastructuur B.V.
                  Postbus 149,
                  4000 AC Tiel, The Netherlands

         (3)      GGR-Gas Infrastructuur B.V.
                  Postbus 149,
                  4000 AC Tiel, The Netherlands

         (4)      Gasbedrijf Midden Kennemerland N.V.
                  Postbus 365,
                  1960 13 Heemskerk, The Netherlands

         (5)      N.V. Nutsbedrijf Regio Eindhoven
                  Postbus 2005,
                  2005 CA Eindhoven, The Netherlands

         (6)      N.V. Nutsbedrijven Maastricht
                  Postbus 1042,
                  6201 MJ Maastricht, The Netherlands

         (7)      GGR-Gas Infrastructuur B.V.
                  Postbus 2005,
                  2005 CA Eindhoven, The Netherlands

2.       Date:  All leases were entered into on July 26, 1999.

2a.      Expected date facility will be placed in service:

--------
     1 This Form U-7D reports on seven related lease transactions.



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         All facilities were in service on July 26, 1999.

3.       Regulatory authority which has acted on transactions:

         The leased facility are all located in the Netherlands. Netherlands regulatory authorities have not acted on the transaction. See General Electric Capital Corp., SEC No-Action Letter (Jan. 11, 1996) and General Electric Capital Corp., SEC No-Action Letter (June 21, 1996).

4.       Initial term of lease:

         All leases have an initial term of 99 years.

4a.      Renewal options:

         All leases may be renewed for an additional 99 years.

5.       Brief description of facility:

         (1) Natural gas distribution facilities located in the following Netherlands municipalities:

-  Ammerzoden              -  Kerkwijk      -  Bemmel         -  Kesteren
-  Brakel                  -  Lienden       -  Buren          -  Lingewaal
-  Culemborg               -  Maasdriel     -  Dodewaard      -  Maurik
-  Echteld                 -  Neerijnen     -  Elst           -  Nijmegen
-  Geldermalsen            -  Rossum        -  Gendt          -  Tiel
-  Hedel                   -  Valburg       -  Heteren        -  Huissen
-  Zaltbommel

         (2) Natural gas distribution facilities located in the following Netherlands municipalities:

-  Ammerzoden              -  Kerkwijk      -  Bemmel         -  Kesteren
-  Brakel                  -  Lienden       -  Buren          -  Lingewaal
-  Culemborg               -  Maasdriel     -  Dodewaard      -  Maurik
-  Echteld                 -  Neerijnen     -  Elst           -  Nijmegen
-  Geldermalsen            -  Rossum        -  Gendt          -  Tiel
-  Hedel                   -  Valburg       -  Heteren        -  Huissen
-  Zaltbommel





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         (3)      Natural gas distribution facilities located in the
                  following Netherlands municipalities:

-  Ammerzoden              -  Kerkwijk      -  Bemmel         -  Kesteren
-  Brakel                  -  Lienden       -  Buren          -  Lingewaal
-  Culemborg               -  Maasdriel     -  Dodewaard      -  Maurik
-  Echteld                 -  Neerijnen     -  Elst           -  Nijmegen
-  Geldermalsen            -  Rossum        -  Gendt          -  Tiel
-  Hedel                   -  Valburg       -  Heteren        -  Huissen
-  Zaltbommel

         (4) Natural gas distribution facilities located in the following Netherlands municipalities:

-  Akersloot               -  Beverwijk                       -  Schermer
-  Castricum               -  Graft - De Rijp                 -  Velsen
-  Heemskerk               -  Limmen                          -  Uitgeest

         (5) Natural gas distribution facilities located in the following Netherlands municipalities:

-  Best                    -  Bladel                 -  Budel
-  Eersel                  -  Eindhoven              -  Heeze-Leende
-  Nuenen                  -  Oirschot               -  Reusel-De Mierden
-  Veldhoven               -  Waalre


         (6) Natural gas distribution facilities located in Maastricht, Netherlands.


         (7) Natural gas distribution facilities located in the following Netherlands municipalities:

-  Best                    -  Bladel                 -  Budel
-  Eersel                  -  Eindhoven              -  Heeze-Leende
-  Nuenen                  -  Oirschot               -  Reusel-De Mierden
-  Veldhoven               -  Waalre

6.       Manufacturer or supplier:  Not applicable.

7.       Cost of facility: (U.S. $)

         (1)       89,146,400.00
         (2)       93,828,300.00
         (3)      100,118,200.00
         (4)       87,774,900.00
         (5)      145,448,100.00
         (6)       61,858,600.00
         (7)      145,448,100.00

8.       Basic Payments:  (U.S. $)

         (1)      134,422,100.00



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         (2)      142,851,869.00
         (3)      150,070,403.00
         (4)      125,431,474.00
         (5)      197,368,072.00
         (6)       79,931,486.00
         (7)      197,368,072.00


8a.      Periodic Installment:  (U.S. $, paid annually)

         (1)      Year  1     -    867,392.00
                  Years 2-11  -  4,804,020.00
                  Year  12    - 15,040,928.00
                  Years 13-24 -  5,871,461.00
                  Year  25    -          0.00

         (2)      Year  1     -     921,788.00
                  Years 2-12  -   5,105,286.00
                  Year  13    -  17,118,545.00
                  Years 14-24 -   6,239,668.00
                  Year  25    -      17,052.00
                  Year  26    -           0.00

         (3)      Year  1     -     968,367.00
                  Years 2-12  -   5,363,264.00
                  Year  13    -  17,983,572.00
                  Years 14-24 -   6,554,968.00
                  Year  25    -      17,913.00
                  Year  26    -           0.00

         (4)      Year  1     -     809,378.00
                  Years 2-10  -   4,482,710.00
                  Year  11    -   6,610,464.00
                  Year  12    -   2,354,956.00
                  Year  13    -  15,030,985.00
                  Years 14-24 -   5,478,757.00
                  Year  25    -      14,972.00
                  Year  26    -           0.00

         (5)      Year  1     -   1,326,230.00
                  Years 2-11  -   7,345,275.00
                  Year  12    -  23,813,407.00
                  Years 13-23 -   8,977,377.00
                  Year  24    -      24,533.00
                  Year  25    -           0.00

         (6)      Year  1     -     537,106.00
                  Years 2-11  -   2,974,740.00
                  Year  12    -   9,644,118.00
                  Years 13-23 -   3,635,720.00
                  Year  24    -       9,936.00
                  Year  25    -           0.00




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         (7)      Year  1     -   1,326,230.00
                  Years 2-11  -   7,345,275.00
                  Year  12    -  23,813,407.00
                  Years 13-23 -   8,977,377.00
                  Year  24    -      24,533.00
                  Year  25    -           0.00


9.       Holder of legal title to facility

         (1)      Dutch Gas Business Trust (1999 - 1A)
         (2)      Dutch Gas Business Trust (1999 - 1B)
         (3)      Dutch Gas Business Trust (1999 - 1C)
         (4)      Dutch Gas Business Trust (1999 - 2)
         (5)      Dutch Gas Business Trust (1999 - 3)
         (6)      Dutch Gas Business Trust (1999 - 4)
         (7)      Dutch Gas Business Trust (1999 - 5)

         c/o Wilmington Trust Company
         Rodney Square North
         1100 North Market Street
         Wilmington, DE  19890-0001




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10.      Holder of beneficial interest:



Name and Address                     Amount Invested          Percent of Equity
                                        (U.S. $)
Potomac Capital
Investment Corporation
1801 K Street, N.W.
Suite 900
Washington, DC 20006-1301          (1) 14,141,715.52                15.86%
Same                               (2) 14,143,628.10                15.07%
Same                               (3) 15,845,499.36                15.83%
Same                               (4) 15,944,644.75                18.17%
Same                               (5) 23,168,030.10                15.93%
Same                               (6) 10,411,314.68                16.83%
Same                               (7) 23,168,030.10                15.93%


11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

         Amount borrowed:  (U.S. $)

         (1)       75,004,684.48
         (2)       79,684,671.90
         (3)       84,272,700.64
         (4)       71,830,255.25
         (5)      122,280,069.91
         (6)       51,447,285.31
         (7)      122,280,069.91

         Interest rate:  7.402132% annually, 7.27% semi-annually

         Number of Lenders:  2





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Terms of repayment:

                  Amount:  (U.S. $)

         (1)      5,551.945.75
         (2)      5,898,364.60
         (3)      6,237,976.54
         (4)      5,316,970.31
         (5)      9,051,332.18
         (6)      3,808,195.97
         (7)      9,051,332.18

                  Period:  Paid annually on January 2nd of each year.







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                                   SIGNATURES



Dated: August 25, 1999


                                            /s/ Rosemary Patano
                                            ------------------------------
                                            Rosemary Patano
                                            Corporate Trust Administrator
                                            Wilmington Trust Company, not in
                                            its individual capacity, but solely
                                            as Trustee



                                            /s/ Leslie Zimberg
                                            ---------------------------
                                            Leslie Zimberg
                                            Deputy General Counsel
                                              and Assistant Secretary
                                            Potomac Capital Investment
                                              Corporation